Perpetual Energy Inc.

Consolidated Balance Sheets

As at	September 30, 2010	December 31, 2009
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 37,838	$ 34,079
Prepaids and deposits	5,370	12,910
Marketable securities (note 3)	6,999	163
Financial instruments (note 12)	43,540	46,152
	93,747	93,304

Property, plant and equipment (note 4)	993,050	921,705
Goodwill	29,129	29,129
Financial instruments (note 12)	14,498	21,167
	$ 1,130,424	$ 1,065,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 60,464	$ 41,722
Dividends payable	7,312	6,311
Bank debt (note 6)	4,928	7,569
Convertible debentures (note 7)	-	55,271
	72,704	110,873

Long term bank debt (note 6)	234,411	262,393
Gas over bitumen royalty adjustments (note 14)	81,050	77,167
Asset retirement obligations (note 11)	204,752	194,588
Convertible debentures (note 7)	218,908	164,926
Gas storage arrangement (note 8)	31,697	-
Future income taxes	2,683	-

Shareholders' equity
Non-controlling interest (note 5)	1,479	1,479
Shareholders' capital (note 9)	1,248,422	1,156,245
Equity component of convertible debentures (note 7)	15,836	10,844
Contributed surplus (note 10)	21,638	19,470
Deficit	(1,003,156)	(932,680)
	284,219	255,358
	$ 1,130,424	$ 1,065,305
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 12, 13 and 14

Perpetual Energy Inc.

Interim Consolidated Statements of Earnings (Loss) and Deficit

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2010	2009	2010	2009
($ thousands except per unit amounts, unaudited)
Revenue
Oil and natural gas	$ 61,254	$ 47,875	$ 198,499	$ 189,256
Royalties	(3,404)	(2,869)	(19,404)	(14,386)
Realized gain on financial instruments (note 12)	29,372	56,335	105,593	145,884
Unrealized gain (loss) on financial instruments (note 12)	2,221	(45,761)	(15,493)	(25)
Call option premiums received (note 12)	-	1,064	1,851	4,331
Gas over bitumen revenue (note 14)	3,033	263	3,758	1,109
	92,476	56,907	274,804	326,169

Expenses
Operating	24,851	27,937	70,335	86,122
Transportation costs	2,929	2,304	9,128	8,913
Exploration expenses	3,693	4,559	11,425	15,243
General and administrative (note 10)	9,041	9,484	28,510	28,374
Interest	2,981	3,215	9,844	8,912
Interest on convertible debentures (note 7)	4,975	4,623	14,547	13,804
Unrealized gain on gas storage arrangement (note 8)	(6,212)	-	(6,212)	-
Unrealized (gain) loss on marketable securities (note 3)	(1,571)	(34)	265	(48)
Gain on sale of property, plant and equipment (note 4)	(6,219)	-	(29,647)	(197)
Depletion, depreciation and accretion	57,035	43,380	172,597	138,871
	91,503	95,468	280,792	300,004
Earnings (loss) before income taxes	973	(38,561)	(5,988)	26,165
Future income tax expense	2,683	6,118	2,683	1,220
Current taxes	-	-	-	-
	2,683	6,118	2,683	1,220
Net earnings (loss)	(1,710)	(44,679)	(8,671)	24,945

Net earnings (loss) attributable to (notes 1(b) and 5):
Shareholders of the Corporation	(1,492)	(44,151)	(8,121)	25,680
Non-controlling interests	(218)	(528)	(550)	(735)
Net earnings (loss)	(1,710)	(44,679)	(8,671)	24,945

Deficit, beginning of period	(979,858)	(839,902)	(932,680)	(871,029)
Net earnings (loss) attributable to Shareholders	(1,492)	(44,151)	(8,121)	25,680
Dividends declared	(21,806)	(18,324)	(62,355)	(57,028)
Deficit, end of period	(1,003,156)	(902,377)	(1,003,156)	(902,377)
Accumulated other comprehensive income	-	-	-	-
Deficit and accumulated other comprehensive income, end of period	$(1,003,156)	$(902,377)	$ (1,003,156)	$ (902,377)

Earnings (loss) per Share (note 9(c))
Basic & Diluted	$ (0.01)	$ (0.36)	$ (0.06)	$ 0.22

Dividends per Share	$ 0.15	$ 0.15	$ 0 .45	$ 0.49

See accompanying notes

Perpetual Energy Inc.

Interim Consolidated Statements of Cash Flows

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2010	2009	2010	2009
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (1,710)	$ (44,679)	$ (8,671)	$ 24,945
Items not involving cash
Depletion, depreciation and accretion	57,035	43,380	172,597	138,871
Share-based compensation	1,019	3,238	3,416	6,345
Unrealized loss (gain) on financial instruments	(2,221)	45,761	15,493	25
Unrealized gain on gas storage arrangement	(6,212)	-	(6,212)	-
Gain on sale of property, plant and equipment	(6,219)	-	(29,647)	(197)
Unrealized loss (gain) on marketable securities	(1,571)	(34)	265	(48)
Future income tax expense	2,683	6,118	2,683	1,220
Non-cash exploration expense	1,908	813	5,723	6,601
Non-cash interest expense	1,224	2,209	2,615	2,452
Gas over bitumen royalty adjustments	(239)	1,575	5,847	5,968
Gas over bitumen royalty adjustments not yet received	(1,548)	-	(1,964)	-
Expenditures on asset retirement obligations	(667)	(483)	(3,679)	(2,913)
Change in non-cash working capital	(94)	(3,319)	1,450	8,637
Cash flow provided by operating activities	43,388	54,579	159,916	191,906

Financing activities
Issue of common shares	75	628	58,021	1,178
Dividends to Shareholders	(9,771)	(15,323)	(26,536)	(54,027)
Change in bank debt	(10,603)	(26,609)	(30,623)	(40,473)
Repayment of convertible debentures	-	(5,866)	(55,271)	(5,866)
Gas storage arrangement receipt net of issue fees	(212)	-	31,357	-
Convertible debenture issue	-	-	60,000	-
Convertible debenture issue fees	(166)	-	(2,830)	-
Severo share issue	-	-	550	-
Share issue costs	(182)	-	(3,381)	-
Change in non-cash working capital	(588)	3,580	3,753	(2,716)
	(21,447)	(43,590)	35,040	(101,904)

	21,941	10,989	194,956	90,002

Investing activities
Acquisition of properties and corporate assets	(1,173)	(457)	(139,616)	(14,599)
Acquisition of Profound	-	(5,750)	-	(27,013)
Exploration and development expenditures	(50,286)	(9,448)	(120,913)	(52,308)
Proceeds on sale of property and equipment	16,951	1,240	47,252	10,693
Change in non-cash working capital	12,567	3,426	18,321	(6,775)
	$ (21,941)	$ (10,989)	$ (194,956)	$ (90,002)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 7,132	$ 3,492	$ 17,758	$ 14,550
Taxes paid	-	-	-	-

See accompanying notes

PERPETUAL ENERGY INC.

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as described in note 1 b) and c) below. Certain disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Corporation appearing on pages 29 through 42 of Paramount Energy Trust's 2009 annual report and should be read in conjunction with these interim financial statements.

a)

Corporate conversion

On June 30, 2010, Paramount Energy Trust (the “Trust”) completed its previously announced conversion (the       "Conversion") from an income trust to a corporation through a distribution of trust units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual's Board of Directors and management team are the former Board of Directors and management team of the Trust's administrator. Immediately subsequent to the Conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust. References to Perpetual in these financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to Perpetual. Additionally, references to shares, shareholders and dividends are comparable to units, unitholders and distributions previously under the Trust.

The conversion was accounted for as a continuity of interests. Transaction costs related to the conversion were expensed as incurred.

b)

Change in accounting policy

CICA Handbook Section 1582 ‘‘Business Combinations'' replaced the previous guideline and requires additional use of fair value measurements, recognition of additional assets and liabilities, expensing of transaction costs and increased disclosure for business combinations. Entities adopting Section 1582 are also required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements'' and 1602 ‘‘Non-Controlling Interests''. These standards require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders' equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary's results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. Perpetual has early adopted Sections 1582, 1601 and 1602 as at January 1, 2010. The changes resulting from adopting Section 1582 have been applied prospectively and the changes from adopting Sections 1601 and 1602 have been applied retrospectively. See notes 2 and 5 for application of this change in accounting policy.

c)

Gas storage

The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. Perpetual does not hold title to third party storage gas and does not store proprietary gas. Gas storage assets are amortized using a 5% declining balance method.

2.

EDSON ACQUISITION

On April 1, 2010, the Corporation closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta. The acquisition was partially financed with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit      facilities. Under the bought deal financing, Perpetual issued 12.1 million Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57.5 million. The remainder of the $123.2 million consideration consisted of a cash payment. Perpetual assumed $4.4 million of asset retirement obligations in the transaction. The purchase price was allocated to property, plant and equipment, with no consideration assigned to goodwill, intangible assets or future tax assets or liabilities and no working capital involved in the acquisition. The acquisition was accounted for using the new purchase method of accounting in accordance with the transitional provisions of Section 1582, and transaction costs were expensed. The Corporation has not yet finalized its determination of the fair value of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

For the three and nine months ended September 30, 2010, the Corporation recorded total revenues of $9.1 million and a net loss of $1.8 million in respect of the acquired assets. Had the acquisition occurred on January 1, 2010, Perpetual estimates that total revenues from the acquired assets would have been $15.4 million and the net loss would have been approximately $1.0 million.

3.

MARKETABLE SECURITIES

At September 30, 2010, marketable securities comprised of a $0.1 million investment in Ember Resources Inc. (“Ember”) and $6.9 million in TriOil Resources (“TriOil”), both publicly traded oil and gas companies.  The Trust previously had an investment in Cordero Energy Inc. (“Cordero”).  On July 4, 2008, Cordero entered into an agreement to sell all of its outstanding common shares to Ember in exchange for a combination of cash and common shares of the acquirer.  The transaction between Cordero and Ember closed on September 5, 2008, at which time the Trust recorded proceeds on disposition of marketable securities of $0.8 million related to the cash component of the transaction. Shares of TriOil were obtained in a disposition of assets in April, 2010. At the time of the disposition, the shares had a market value of $7.1 million. For the three and nine month periods ended September 30, 2010, a loss of $0.3 million and gain $1.6 million, respectively, were recorded in the statement of earnings (loss) to reflect the changes in market value.

4.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2010	December 31, 2009
Petroleum and natural gas properties	$ 2,418,370	$ 2,197,322
Asset retirement costs	171,671	160,143
Corporate assets	5,229	4,854
	2,595,270	2,362,319
Accumulated depletion and depreciation	(1,602,220)	(1,440,614)
	$ 993,050	$ 921,705

Property, plant and equipment at September 30, 2010 included $138.0 million (December 31, 2009 - $120.5 million) currently not subject to depletion and $71.9 million (December 31, 2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

In January 2010 the Corporation closed a purchase of natural gas assets for an aggregate purchase price of $16.6 million, including a $1.8 million deposit paid in 2009. The acquisition was financed through existing credit facilities. The Corporation has not yet completed its final evaluation of the assets acquired and the liabilities assumed. Therefore, the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

In 2010 the Corporation has disposed of several non-core producing oil and natural gas assets for cash proceeds of $47.3 million, and $7.1 million in common shares of a publicly traded oil and gas company. The common shares received are classified as held for trading by Perpetual and included in marketable securities on the Corporation's balance sheet (refer to note 3). Gains on sale totaling $29.6 million were recorded in respect of the dispositions.

5.

NON-CONTROLLING INTEREST

Up to September 30, 2010, Perpetual has an 89 percent ownership interest (2009 – 93 percent) in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada.  The remaining eleven percent is owned by employees of Severo and Perpetual and other private investors.

Perpetual has nominated two representatives of the four person Board of Directors of Severo. Since the Corporation has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-Perpetual ownership interests of Severo are shown as non-controlling interest.

A reconciliation of non-controlling interest is provided below:

Balance at December 31, 2009	1,479
Severo share issue	550
Non-controlling interest share of net loss for the nine months ended September 30, 2010	(550)
Balance at September 30, 2010	1,479

Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

6.

BANK DEBT

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. Based on the most recent semi-annual review by the Corporation's lenders, the borrowing base was established at $340 million, consisting of a demand loan of $325 million and a working capital facility of $15 million. The borrowing base under the facility will be re-determined by the syndicate on November 30th, 2010. In addition to amounts outstanding under the Credit Facility, Perpetual has outstanding letters of credit in the amount of $6.2 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, dividends would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker's Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders' prime rate.  The effective interest rate on outstanding amounts at September 30, 2010 was 4.2 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank, in the amount of $6 million. The facility has been renewed to April 30, 2011. At September 30, 2010 Severo had $4.9 million drawn on the facility. Severo's outstanding balance on the facility was paid off following the purchase of the remaining shares of Severo not previously owned by Perpetual on October 5, 2010.

7.

CONVERTIBLE DEBENTURES

The Corporation's 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

During 2009, Perpetual amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $23.80 per common share.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

•

The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.

•

The conversion price was reduced to $7.50 per common share.

•

The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The Corporation incurred $1.2 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both the issue costs and the equity component reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Corporation's 7.0% junior convertible unsecured subordinated debentures issued on May 26, 2010 (“7.0% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility and all other series of convertible debentures. The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation's 6.25% convertible unsecured subordinated debentures issued on April 25, 2005 (“6.25% Convertible Debentures”) matured and were paid out in cash on June 30, 2010. In conjunction with the repayment, $0.5 million in equity related to these debentures was removed from the equity portion of convertible debentures and credited to contributed surplus.

At the option of Perpetual, the repayment of the principal amount of the convertible debentures may be settled in common shares. The number of common shares to be issued upon redemption by Perpetual will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity.   The debt component is measured at amortized cost, after initial recognition at fair value.

	8% Series	6.25% Series	7.25% Series	6.5% Series	7% Series	Total
Short term balance, December 31, 2008	$ 5,848	-	-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	-	$ 221,518
Accretion of non-cash equity component	-	117	745	501	-	1,363
Amortization of debenture issue fees	18	441	822	598	-	1,879
Issue fees for amended debentures	-	-	(1,036)	-	-	(1,036)
Equity component of amended debentures	-	-	(3,509)	-	-	(3,509)
Repayment of principal on maturity	(5,866)	-	-	-	-	(5,866)
Short term balance, December 31, 2009	-	55,271	-	-	-	$ 55,271
Long term balance, December 31, 2009	-	-	92,999	71,927	-	$ 164,926
Issue of debentures	-	-	-	-	60,000	60,000
Equity component of issued debentures	-	-	-	-	(5,460)	(5,460)
Accretion of non-cash equity component	-	-	665	414	316	1,395
Amortization of debenture issue fees	-	-	321	414	142	877
Issue fees for debentures	-	-	(203)	-	(2,627)	(2,830)
Repayment of principal on maturity	-	(55,271)	-	-	-	(55,271)
Long term balance, September 30, 2010	-	-	93,782	72,755	52,371	218,908
Market value, September 30, 2010	$ -	$ -	$ 104,470	$ 76,086	$ 62,328	$ 242,884
Principal amount of debentures outstanding, September 30, 2010	-	-	99,972	74,925	60,000	234,897

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2009	$ 10,844
Reduction in equity component for repayment of 6.25% Convertible Debentures	(468)
Equity component of issued 7% series debentures	5,460
Balance, as at September 30, 2010	$ 15,836

8.

GAS STORAGE ARRANGEMENT

To provide funding for the development of Perpetual's natural gas storage facility, the Corporation has entered into a forward sales arrangement with a counterparty, whereby Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions, and will be added to the gas storage arrangement liability when received by the Corporation upon completion of construction of the Warwick Gas Storage Facility. Perpetual anticipates receiving this in the fourth quarter of 2010. In exchange for the funds received, Perpetual had agreed to deliver 8.0 Bcf of natural gas to the counterparty during the first quarter of 2013. Subsequent to the balance sheet date, the delivery obligation was extended to the first quarter of 2014. The gas storage liability on the balance sheet represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted, until its maturity in 2014, using the effective interest rate method. Upon completion of the facility construction and the receipt of the funds held in escrow, the net present value of the $10 million will be added to the gas storage liability and accreted until its maturity in 2014. As at September 30, 2010, $0.3 million has been accreted and recognized in interest expense. In the current period the Corporation recorded a financial instrument asset of $6.2 million related to the change in the forward price curves for natural gas, used in the determination of the liability to be repaid, and a corresponding unrealized gain on financial instruments on the statement of earnings. Perpetual has spent $0.2 million to September 30, 2010 on issue fees pertaining to the gas storage arrangement.

9.

SHAREHOLDERS' CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of common shares.

b)    Issued and Outstanding

The following is a summary of changes in Shareholders' capital:

	Number
Shares	Of Shares	Amount
Balance, December 31, 2008	112,967,783	$ 1,108,453
Common shares issued pursuant to Share Option Plan	136,125	1,139
Common shares issued pursuant to Bonus Rights Plan	60,121	303
Common shares issued pursuant to Dividend Reinvestment Plan	2,895,519	13,547
Common shares issued pursuant to Optional Cash Payments	138,200	620
Common shares issued pursuant to Profound acquisition	10,025,990	32,184
Share redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	1,156,245
Common shares issued pursuant to Bonus Rights Plan	166,462	1,169
Common shares issued pursuant to Share Option Plan	178,642	1,049
Common shares issued pursuant to Dividend Reinvestment Plan	7,561,022	35,820
Common shares issued pursuant to share offering	12,109,500	57,520
Issue fees incurred on share offering	-	(3,381)
Balance, September 30, 2010	146,239,143	$ 1,248,422

c)

Per Share Information

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the three and nine months ended September 30, 2010 of 144,968,597 and 139,706,090 (2009 – 121,452,176 and 115,861,258).  Perpetual uses the treasury stock method for share options and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted per share amounts for the three and nine months ended September 30, 2010, nil common shares were added to the basic weighted average number of common shares outstanding (2009 – 1,096,804 and 736,850) for the dilutive effect of share options, bonus rights and convertible debentures.  In computing diluted per share amounts for the three and nine month periods ended September 30, 2010, 11,444,100 and 246,715 share options and bonus rights respectively, as well as 27,177,437 potentially issuable common shares through the Convertible Debentures (see note 7) were excluded as the Corporation had a net loss for the three and nine months ended September 30, 2010 (2009 – 6,391,428 and 6,751,382 share options and bonus rights for three and nine months ended respectively, and 12,746,394 potentially issuable common shares through the Convertible Debentures).

d)

Premium Dividend Reinvestment Plan

Commencing with the September 2009 distribution, Perpetual adopted a Premium Distribution and Distribution Reinvestment Plan. Subsequent to incorporation on June 30, 2010 the Premium DRIP Plan has been renamed as the Premium Dividend and Dividend Reinvestment Plan (the "Premium DRIP Plan").

The Premium DRIP Plan allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional Shares on the applicable Dividend payment date.  Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase Shares with dividend proceeds at a price per Share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan).  The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional Shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date.  In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

10.

INCENTIVE PLANS

a)

Share Option Plan

On June 17, 2010 the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan (“Share Option Plan”) which permits the Board of Directors to grant non-transferable rights (“Share Options”) to purchase common shares to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of Perpetual's long-term performance. The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting.  The exercise price of the Share Options (“Grant Price") shall equal the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant, unless otherwise permitted. Prior to the June 17, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant. This strike price reduction was discontinued at the time of the implementation of the Share Option Plan (see Note 10c). The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares.  During the three and nine month periods ended September 30, 2010 the Corporation recorded $1.0 million and $3.4 million respectively in share-based compensation ($3.2 million and $6.3 million respectively for the three and nine month periods ended September 30, 2009).

At September 30, 2010 Perpetual had 11.7 million Share Option Plan and Bonus Rights issued and outstanding relative to the 14.6 million (10 percent) of total common shares outstanding reserved under the Share Option Plan and the Bonus Rights Plans (see note 10 (b)).  As at September 30, 2010, 1,966,062 Share Options granted under the Share Option Plan had vested but were unexercised (947,750 as of September 30, 2009).

Perpetual used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	2010	Year of grant 2009
Dividend yield (%)	0.0 – 11.9	0.0
Expected volatility (%)	46.9 – 49.9	45.4 – 51.6
Risk-free interest rate (%)	1.69 – 2.27	1.56 – 2.34
Expected life of Share Options (years)	3.0 – 3.75	3.75 – 4.5
Vesting period of Share Options (years)	3.0 – 4.0	4.0
Contractual life of Share Options (years)	4.0 – 5.0	5.0
Weighted average fair value per Share Option on the grant date	$ 0.99	$ 1.81

Share Options	Average exercise price	Share Options
Balance, December 31, 2008	$ 10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)
Balance, December 31, 2009	4.72	8,861,850
Granted	5.03	3,499,250
Forfeited	4.84	(738,358)
Exercised	3.68	(178,642)
Balance, September 30, 2010	$ 4.61	11,444,100

The following table summarizes information about Share Options outstanding at September 30, 2010:

Range of exercise prices	Number outstanding at September 30, 2010	Weighted average contractual life (years)	Weighted average exercise price/Share Option	Number exercisable at September 30, 2010	Weighted average vested exercise price/Share Option
$2.45 to $4.49	5,094,350	3.0	$ 3.59	1,448,062	$ 3.61
$4.50 to $6.99	5,558,250	3.8	4.96	312,000	5.41
$7.00 to $8.99	208,500	2.1	7.55	135,875	7.44
$9.00 to $11.00	583,000	1.7	9.25	70,125	9.75
Total	11,444,100	3.3	$ 4.61	1,966,062	$ 4.38

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2008	$ 12,873
Share-based compensation expense	7,481
Transfer to Shareholders' capital on exercise of Share Options	(581)
Transfer to Shareholders' capital on exercise of Bonus Rights	(303)
Balance, as at December 31, 2009	$ 19,470
Share-based compensation expense	3,416
Transfer from equity portion of convertible debentures (note 7)	468
Transfer to Shareholders' capital on exercise of Share Options	(522)
Transfer to Shareholders' capital on exercise of Bonus Rights	(1,194)
Balance, as at September 30, 2010	$ 21,638

b)

Bonus Rights Plan

Perpetual has a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase common shares (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested common shares plus an additional number of common shares equal to the value of dividends on Perpetual's shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the three and nine month periods ended September 30, 2010 nil and $0.8 million in compensation expense was recorded in respect of the Bonus Rights granted (three and nine month periods ended September 30, 2009 – $0.1 and $0.8 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued Dividends	37,425
Balance, December 31, 2009	288,629
Exercised	(166,462)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	25,593
Balance, September 30, 2010	246,715

c)

Dividend Bonus Plan

On July 17, 2010 the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or bonus rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. Upon exercise or surrender of vested options, the amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 distribution. Plan participants are entitled to 25% of such aggregate dividend for vested options which expire out of the money.

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on Perpetual's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  Perpetual has estimated the net present value of its total asset retirement obligations to be $204.8 million as at September 30, 2010 based on an undiscounted total future liability of $354.9 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  Perpetual used an average credit adjusted risk free rate of 7 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Corporation's asset retirement obligations:

	September 30, 2010	December 31, 2009
Obligation, beginning of year	$ 194,588	$ 179,723
Obligations acquired	8,994	1,808
Obligations incurred	2,723	7,817
Obligations disposed	(10,298)	(8,016)
Revisions to estimates	-	3,233
Expenditures for obligations disposed	1,433	-
Expenditures for obligations during the period	(3,679)	(3,715)
Accretion expense	10,991	13,738
	$ 204,752	$ 194,588

12.

FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation's exposure to each of the above risks, the Corporation's objectives, policies and processes for measuring and managing risk, and the Corporation's management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation's risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Corporation's risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation's activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Corporation's policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Corporation manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Corporation's allowance for doubtful accounts as at September 30, 2010 is $3.5 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $7.8 million as at September 30, 2010. As at the balance sheet date, as a mitigating factor to the credit exposure, the Corporation has $1.1 million payable to counterparties from which the Corporation holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation's reputation.

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Corporation has a revolving credit facility, as outlined in note 6. The lender reviews the Corporation's borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at September 30, 2010:

Contractual repayments of financial liabilities	Total	2010	2011	2012-2014	Thereafter
Accounts payable and accrued liabilities	$ 60,464	$ -	$ 60,464	$ -	$ -
Dividends payable	7,312	7,312	-	-	-
Current bank debt – principal	4,928	-	4,928	-	-
Long term bank debt – principal	234,411	-	-	234,411	-
Convertible debentures – principal (1)	234,897	-	-	74,925	159,972
Total	$ 542,012	$ 7,312	$ 65,393	$ 309,336	$ 159,972

(1)

Assuming repayment of principal is not settled in common shares, at the option of Perpetual.

Interest payments on financial liabilities	Total	2010	2011	2012-2014	Thereafter
Interest payment on bank debt (1)	$ 16,558	$ 2,513	$ 10,052	$ 3,993	$ -
Interest on convertible debentures (2)	61,981	4,080	16,318	36,779	4,804
Total	$ 78,539	$ 6,593	$ 26,370	$ 40,772	$ 4,804

(1)

Assuming revolving feature of the credit facility is not extended and calculated at the September 30, 2010 effective interest rate of 4.2% and assuming a constant debt level equivalent to the balance at September 30, 2010.

(2)

Assuming payment of interest is not settled in common shares, at the option of Perpetual.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Corporation's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Corporation's Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation's oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation's exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation's cash flows. The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation's policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation's risk management policy.

As at September 30, 2010, the Corporation has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the nine month period ended September 30, 2010, $0.9 million has been included in oil and natural revenue pertaining to forward physical gas fixed-price sales contracts ($1.3 million for the nine month period ended September 30, 2009). In order to calculate these realized gains, Perpetual compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for three and nine month periods ended September 30, 2010 were $29.4 million and $105.6 million, respectively ($56.3 million gain and $145.9 million gain for the three and nine month periods ended September 30, 2009). Of the total realized gains on financial instruments, included in earnings for the three and nine month periods ended September 30, 2010, $27.5 million and $96.9 million, respectively, were recorded as a result of settlement of contracts prior to maturity ($41.4 and $89.1 million for three and nine month periods ended September 30, 2009).

Natural gas commodity contracts

At September 30, 2010 the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	bought	(52,500)	$ 3.935	October 2010
Financial	sold	145,000	$ 3.781	October 2010
Physical	bought	(15,000)	$ 3.253	October 2010
Physical	sold	15,000	$ 3.448	October 2010
Financial	sold	12,500	$ 3.794	November 2010
Physical	sold	9,500	$ 3.793	November 2010
Financial	sold	85,000	$ 7.505	November – December 2010
Physical	sold	10,000	$ 7.745	November – March 2011
Financial	sold	65,000	$ 3.866	January 2011 – March 2011
Financial	bought	(2,500)	$ 4.705	April 2011 – October 2011
Financial	sold	50,000	$ 5.211	April 2011 – October 2011
Financial	bought	(22,500)	$ 5.291	November 2011 – March 2012
Financial	sold	60,000	$ 5.327	November 2011 – March 2012

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation's counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  In return for this option, the counterparties have paid $5.7 million and $1.9 million in upfront premiums in 2009 and 2010, respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Corporation's cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	15,000	$ 7.083	October 2010
Financial	sold	20,000	$ 7.250	October – December 2010
Financial	sold	32,500	$ 8.000	November 2010 – March 2011
Financial	sold	30,000	$ 6.000	April 2011 – October 2011

At September 30, 2010 the Corporation had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	Perpetual sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(7,500)	$ 4.285	October 2010
Financial	sold	7,500	$ 4.297	October 2010

At September 30, 2010 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of Contract	Perpetual sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(5,000)	$ (0.810)	October 2010
Financial	sold	5,000	$ (0.770)	October 2010
Physical	bought	(17,500)	$ (0.731)	October 2010
Physical	sold	17,500	$ (0.445)	October 2010
Financial	bought	(2,500)	$ (0.845)	November 2010 – March 2011
Financial	sold	2,500	$ (0.680)	November 2010 – March 2011
Financial	bought	(15,000)	$ (0.550)	April 2011 – October 2011
Financial	sold	62,500	$ (0.559)	April 2011 – October 2011
Financial	sold	10,000	$ (0.581)	November 2011 – March 2012

The following table reconciles the Corporation's financial instrument assets and liabilities as at September 30, 2010:

	Current Financial Instrument Asset	Long Term Financial Instrument Asset	Total
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319
Unrealized gain on gas storage arrangement	-	6,212	6,212
Unrealized (loss) gain	(2,612)	(12,881)	(15,493)
Balance at September 30, 2010	$ 43,540	$ 14,498	$ 58,038

Commodity price sensitivity analysis

As at September 30, 2010, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $8.0 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Corporation's financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at September 30, 2010.

Interest rate risk

The Corporation utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Corporation's future Dividends and capital investments.

Perpetual's convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly dividends, are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the three months ended September 30, 2010.

Interest rate sensitivity analysis

For period three months ended September 30, 2010, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)increase in net earnings	$ (600)	$ 600

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Corporation's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Corporation considers its capital structure to include shareholders' capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged following the conversion to a corporation in June 2010.

The Corporation monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended September 30, 2010:

Net debt ($ thousands)	September 30, 2010
Bank debt	$ 234,411
Convertible debentures, measured at principal amount	234,897
Gas storage arrangement	31,697
Working capital deficiency (surplus) (2)	22,497
Net debt	523,502
Cash flow provided by operating activities	43,388
Exploration costs (3)	381
Expenditures on asset retirement obligations	667
Gas over bitumen royalty adjustments not yet received	1,548
Changes in non-cash operating working capital	94
Funds flow	46,078
Annualized funds flow (1)	$ 184,312
Net debt to annualized funds flow ratio (times) (1)	2.8

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Corporation's hedging activities.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy Corporations that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by Perpetual to be more closely related to investing activities than operating activities.

As at September 30, 2010, the Corporation's ratio of net debt to annualized funds flow was 2.8 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Corporation's shareholders' capital, convertible debentures and working capital are not subject to external restrictions. The Corporation's credit facility is subject to lender's covenants with which Perpetual was in compliance at September 30, 2010.

The capital structure at September 30, 2010 was as follows:

Net debt	$ 525,710
Total equity (net of deficit) (1)	284,219
Total capital at September 30, 2010	$ 809,929

(1)

As at September 30, 2010 the closing market price of Perpetual's common shares was $ 4.75.

Fair value of financial instruments

The Corporation's financial instruments as at September 30, 2010 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, Dividends payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Gas Storage Arrangement	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage arrangement is captured through the recording of a financial instrument asset or liability based on changes in the forward price curve for natural gas.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

13.

OPERATING LEASES

a)

Operating leases

As of September 30, 2010, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2010	$ 602
2011	2,391
2012	2,376
2013	2,010
After 2014	8,439
Total commitment	$ 15,818

b)

Pipeline commitments

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of September 30, 2010, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2010	$ 2,307
2011	6,819
2012	3,643
2013	2,298
After 2014	1,693
Total commitment	$ 16,760

14.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation's monthly natural gas royalty invoices. In periods of exceptionally low gas prices the Corporation's net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of September 30, 2010 Perpetual has accumulated $7.1 million ($5.1 million as at December 31, 2009) of gas over bitumen adjustments receivables which have been netted against the gas over bitumen royalty adjustment liability on the Corporation's balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	$ 74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received recorded for 2009	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded year to date September 30, 2010	5,847
Less: royalty adjustments not yet received year to date September 30, 2010	(1,964)
Net liability, September 30, 2010	$ 81,050

In 2006 and 2010, Perpetual disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyers.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual's responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. In 2010, the Corporation recognized in net earnings $3.8 million related to previous gas over bitumen royalty deferred revenue.